ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

U.S. Government Selects NOVONIX to Receive

US$103 Million in Qualifying Advanced Energy Project Tax Credits

BRISBANE, Australia, April 1, 2024 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, today announced that upon recommendation by the U.S. Department of Energy (“DOE”), the Company was selected to receive a US$103 million tax credit (the “48C tax credit”) under the Qualifying Advanced Energy Project Allocation Program (the “48C program”), to support production of critical battery materials from its Riverside facility in Chattanooga, Tennessee.

The 48C tax credit was originally enacted under the American Recovery and Reinvestment Act of 2009 and was reinvigorated through an additional US$10 billion in funding under the Inflation Reduction Act of 2022 (the “IRA”). The 48C program incentivizes clean energy property manufacturing and recycling, industrial decarbonization, and critical materials processing, refining, and recycling, and aims to foster the creation of high-quality jobs, curb industrial emissions, and bolster U.S. domestic production of vital clean-energy products and critical materials.

Importantly, under the IRA, a qualifying advanced energy project credit can be monetized through its sale for cash, in addition to using this tax credit to offset income tax liability. Realization of the full amount of this tax credit is subject to satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code and operational and employment plans set out in the application to the Internal Revenue Service. The Company has a period of two years within which to satisfy the requirements and claim the tax credit.

Many applications were submitted under the highly competitive program and the Company is proud to announce it was selected as one of the first beneficiaries. This is the latest example of NOVONIX’s continued support from the U.S. government. The Company was previously awarded a US$100 million grant for this facility by the DOE’s Office of Manufacturing & Energy Supply Chains, which is enabled by the Bipartisan Infrastructure Law, and continues to pursue funding support under the DOE Loan Programs Office’s Advanced Technology Vehicles Manufacturing Program.

Dr. Chris Burns, CEO of NOVONIX, said, “In a period already filled with company milestones, the approval of our 48C application strengthens our financing strategy and demonstrates another significant landmark for NOVONIX. We are excited by NOVONIX’s participation in this program in furtherance of our commitment to innovation, sustainability, and the localization of a battery materials supply chain in North America. With this support, we believe we are poised to further expand our operations, create high-quality U.S. jobs, and advance our mission of developing technologies and materials to service the EV and ESS sectors. This green light bolsters our resolve to continue pushing boundaries, delivering shareholder value, and contributing to a cleaner, brighter future for all.”

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include statements or references to the Company’s expansion of operations, ability to realize the full amount of or monetize the 48C tax credit, creation of high-quality U.S. jobs, and advancement of its mission of developing technologies and materials to service the EV and ESS markets and resolve to continue pushing boundaries, delivering shareholder value, and contributing to a cleaner, brighter future for all.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Detailed information regarding these and other factors that could affect our business and results is included in our filings with the U.S. Securities and Exchange Commission (the “SEC”), including the Company's 2023 Annual Report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA